UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35487
Commission File Number: 333-217383

ENGILITY HOLDINGS, INC.
ENGILITY CORPORATION
(Exact name of registrant as specified in its charter)

4803 Stonecroft Blvd.
Chantilly, Virginia 20151
(703) 633-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
8.875% Senior Notes Due 2024 and the related guarantees
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an “X” in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1
8.875% Senior Notes due 2024 and the related guarantees: None

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Engility Holdings, Inc. and Engility Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENGILITY HOLDINGS, INC. ENGILITY CORPORATION

By:	/s/ Steven G. Mahon
Name:	Steven G. Mahon
Title:	Secretary